Cybin to Participate in the KCSA Psychedelics Virtual Investor Conference on April 28, 2022

TORONTO, CANADA – April 22, 2022 – Cybin Inc. (NEO:CYBN) (NYSE American:CYBN) (“Cybin” or the “Company”), a biopharmaceutical company focused on progressing “Psychedelics to TherapeuticsTM” is pleased to announce that Doug Drysdale, Cybin’s Chief Executive Officer, will present at the KCSA Psychedelics Virtual Investor Conference at 11:00 a.m. ET on Thursday, April 28, 2022.
This will be a live, interactive online event where investors are invited to ask the Company questions in real-time. To participate, please click here to register for the conference and access the webcast. The archived webcast will also be available on the Company’s investor relations website on the Events & Presentations page.
About Cybin
Cybin is a leading ethical biopharmaceutical company, working with a network of world-class partners and internationally recognized scientists, on a mission to create safe and effective therapeutics for patients to address a multitude of mental health issues. Headquartered in Canada and founded in 2019, Cybin is operational in Canada, the United States, United Kingdom and Ireland. The Company is focused on progressing Psychedelics to Therapeutics by engineering proprietary drug discovery platforms, innovative drug delivery systems, novel formulation approaches and treatment regimens for mental health disorders.

Investor & Media Contacts:
Leah Gibson
Vice President, Investor Relations & Strategic Communications
Cybin Inc.
leah@cybin.com